Rail Vision Ltd.

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

February 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Rail Vision Ltd. (CIK 0001743905) Registration Statement No. 333-276869 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Rail Vision Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on February 16, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling David Huberman at +1 312.364.1633. The Company hereby authorizes Mr. Huberman to orally modify or withdraw this request for acceleration.

Very truly yours,

RAIL VISION LTD.

By:	/s/ Shahar Hania
Shahar Hania Chief Executive Officer